Token Communities, Ltd.

May 5, 2023

Via EDGAR

Division of Corporation Finance Officer of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Token Communities Ltd.

Form 10-K for the Year Ended June 30, 2022

Filed October 13, 2022

Form 8-K filed January 12, 2023

Form 10-Q for the Quarter Ended December 31, 2022

Filed February 21, 2023

File No. 000-55688

Dear Sir or Madam:

By letter dated March 16, 2023, the U.S. Securities and Exchange Commission (the “SEC”) provided Token Communities, Ltd. (the “Company”) with a letter concerning the Company’s Form 10-K for the Year Ended June 30, 2022, filed October 13, 2022, Form 8-K filed January 12, 2023 and Form 10-Q for the Quarter Ended December 31, 2022 filed February 21, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-Q for the Quarter Ended December 31, 2022

Notes to Consolidated Financial Statements

Note 1 - Organization and Basis of Presentation Organization and Line of Business, page 5

1. During fiscal 2022, you sold the Lukki Exchange, a non-operating crypto exchange with zero cost basis, and received consideration of $50,000 which you recorded as a "Deposit." Please disclose the terms and nature of the deposit and when it will be cash settled, if at all. Also, tell us if the counterparty/buyer is a related party or an affiliate and disclose, if applicable.

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Response:  The Company has amended its Form 10-K for the year ended June 30, 2022, and Forms 10-Q for the quarters ended September 30, 2022 and December 31, 2022 to reflect that the consideration has not been received.  Rather than it being reflected as a “Deposit” the Balance Sheet in the respective reports have been revised to reflect “Accounts Receivable.” There are no terms on the payment of such amount, and the Company is unable to determine if it will be paid.  The buyer is not a related party or an affiliate of the Company or its officers and or directors.

Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page 9

2. On page 10, you summarized your "only revenue category" as "Advisory fees and related services ... for a suite of one to two dozen services that include advising on where to establish a corporation, establishing the corporation (often Gibraltar or Malta), writing white paper, setting up website, making videos or animations describing the company and its business, engaging in public relations, and introducing potential investors." However, on page 6, under Note 1, you stated that "the Company has remained in the advisory and consulting or companies regarding block chain technology, and has maintained a remote staff in China to conduct research and development on naturopathic medicine." Please revise to reconcile or remove the inconsistent disclosures characterizing the nature of your operations and services from which you expect to derive any revenues.

Response:  The Company has amended its Forms 10-Q for the quarters ended September 30, 2022 and December 31, 2022, and Form 10-K for the year ended June 30, 2022 to reflect that the Company has more than one revenue category.

Form 8-K filed January 12, 2023

Item 2.01 Completion of Acquisition or Disposition of Assets , page 2

3. The statements in your response to prior comment 1 appear to be inconsistent with your Form 10-K and Form 10-Q disclosures and the accompanying financial statements. In particular, although you stated that in the last year or so, you had about "30 people working for the Company in China conducting research and development in naturopathic medicine," your financial statements do not present nor disclose R&D costs and payments for related services. For the years ended June 30, 2021 and 2022 and through the quarterly period ended December 31, 2022, you reported static balances for cash, accounts payable and accrued expenses in the amounts of $312, $472,488 and $354,542 for those balance sheet accounts respectively. Additionally, in the statements of stockholders' equity for the year ended June 30, 2022 through the quarterly period ended December 31, 2022, you did not report the issuance of any shares as compensation for services rendered (i.e., stockbased compensation), absent cash payments. As such, your financial statements taken as a whole appear to indicate that you may have been a shell company, absent meaningful year-over-year changes in the accounts that would have been typical of a business with more than nominal operations. Please amend your Form 8-K per our prior comment and/or the Forms 10-K and 10-Q and the accompanying financial statements as applicable, or provide us a detailed analysis as to why these revisions are not required.

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Response:  The financial statements in the above referenced reports have been revised in part to reflect payroll expenses, which are actually the research and development costs that were paid through payroll.  For the balances in cash, accruals, and accounts payable, the reason they have remained “static” is these balances are from activities prior to the acquisition on July 14, 2020.  All activities subsequent to this date have been paid for by current management, and all such contributions have been accrued through the category entitled related party payables.  Thus, the related party payables have continued to increase with increased activities, while the historical accruals have not increased.  As the Company paid each of the employees it did not issue any shares as compensation.  Given the additional clarified disclosure and revisions we respectfully submit to the Commission that the Company was not a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, prior to the transaction with Elements of Health and Wellness, Inc. (nor subsequent to such transaction) and as such does not feel it was (is) a shell company.

Very truly yours, David Chen President

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